PLATINUM GROUP METALS LTD.	Suite 328 - 550 Burrard Street Vancouver, BC, Canada V6C 2B5 P: 604.899.5450 F: 604.484.4710
NEWS RELEASE	No. 06-126 March 6, 2006

NON-BROKERED PRIVATE PLACEMENT CLOSED

Vancouver/Johannesburg March 6, 2006… Platinum Group Metals Ltd. (“PTM”) (TSX: PTM, OTCBB: PTMQF) reports the non-brokered private placement announced February 27, 2006 was closed on March 6, 2006. Gross proceeds raised from the 1.7 million unit placement amount to $2,465,000. Each unit consists of one common share and one half a common share purchase warrant, with each whole warrant exercisable into a common share at a price of $1.75 for a period of 24 months until March 6, 2008. The securities issued by way of this placement will be subject to a four-month hold period in compliance with NI 45-102. There are no finder’s fees or commissions to be paid in relation to this placement. Proceeds will fund pre-feasibility engineering and resource expansion and definition drilling on the Western Bushveld Joint Venture.

As a result of this placement the Company now has 47,698,734 common shares issued and outstanding and 55,980,936 on a fully diluted basis.

Platinum Group Metals Ltd. (www.platinumgroupmetals.net)

PTM is based in Vancouver, BC, Canada and Johannesburg, South Africa, with a dual-continent management team who provide successful track records of more than 20 years in exploration, mine discovery, mine construction, and mine operations.

Formed in 2000, PTM is focused on the development of platinum operations in both Canada and South Africa. PTM holds significant mineral rights in the Northern and Western Limbs of the Bushveld Igneous Complex of South Africa, including a joint venture with Anglo Platinum Limited on the Western Limb of the Bushveld Complex.

For US investors: SEC Form 20F, File No. 0-30306

On behalf of the Board of

Platinum Group Metals Ltd.

“Frank R. Hallam”

Frank R. Hallam

Director & CFO

DO NOT DISSEMINATE TO U.S.A.

For further information contact:

R. Michael Jones, President

John Foulkes, Manager Corporate Development or

Erin Airton, Manager of Communications/Strategic         Planning

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management. There can be no assurance that any of the assumptions in the resource calculation will be supported by a Feasibility Study or will come to pass. Data is incomplete and considerable additional work will be required to complete further evaluation including but not limited to drilling, engineering and socio-economic studies and investment. No firm quotes for costs have been received. The legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa and untested. The potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330. The US Securities and Exchange Commission does not recognize the reporting of Inferred Resources. These resources are reported under Canadian National Instrument 43-101 and have a great amount of uncertainty and risk as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of Inferred Resources will ever be upgraded to a higher category. Under Canadian Rules estimates of Inferred Mineral Resources may not form the sole basis of feasibility studies or pre-feasibility studies. US INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR ARE ECONOMICALLY OR LEGALLY MINEABLE.